UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
	OMB Number:	3235-0058
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FORM 12b-25		SEC FILE NUMBER
000-29621
NOTIFICATION OF LATE FILING
CUSIP NUMBER

(Check one):  ☒   Form 10-K    ☐ Form 20-F   ☐  Form 11-K   ☐  Form 10-Q   ☐  Form 10-D   ☐  Form N-SAR    ☐ Form N-CSR

For Period Ended: September 30, 2018

☐   Transition Report on Form 10-K

☐   Transition Report on Form 20-F

☐   Transition Report on Form 11-K

☐   Transition Report on Form 10-Q

☐   Transition Report on Form N-SAR

For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

XsunX, Inc.
Full Name of Registrant

Former Name if Applicable

65 Enterprise
Address of Principal Executive Office (Street and Number)

Aliso Viejo, California 92656
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

SEC 1344 (04-09) Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

The Company has encountered a delay in assembling and the review of the financial information for the annual report period ended September 30, 2018. The timely filing of the Form 10-K has become impracticable without undue hardship and expense to the Company. The Company undertakes the responsibility to file such report no later than fifteen days after its original prescribed due date.

PART IV — OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Tom Djokovich	949	330-8062
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes  ☒    No ☐

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ?

Yes  ☐    No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. n/a

The Company has caused this notification to be signed on its behalf by the undersigned, thereunto duly authorized.

XsunX, Inc.

(Name of Registrant as Specified in Charter)

Date: December 28, 2018	By:	/s/ Tom Djokovich
Tom Djokovich
Chief Executive Officer Principal Executive Officer